SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ [Brazilian National Taxpayer Registry] No. 01.545.826/0001-07

NIRE [Corporate Registry Identification Number] 35.300.147.952

Publicly-held company

MATERIAL FACT NOTICE

Gafisa S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”) hereby informs its shareholders and the public that it will be submitted to the Company’ shareholders a proposal of merger with and into the Company of Shertis Empreendimentos e Participações S.A. (CNPJ No. 11.039.942/0001-08) (“Shertis”), a company whose shares are 100% owned by Gafisa, pursuant to the Protocol and Justification of Merger of Shertis Empreendimentos e Participações S.A. with and into the Company, entered into on this date by and among the companies’ managers (“Protocol and Justification” and “Merger”, respectively).

In 2010 all shares issued by Shertis were merged into the asset base of Gafisa and the sole asset of Shertis is a 20% stake in the capital stock of Alphaville Urbanismo S.A..

The Merger aims at simplifying the corporate structure of the group and reducing the operational costs, resulting in benefits to Company’s shareholders.

Merger will not result in an increase or decrease to the net equity or capital stock of Company since the net equity of Shertis  is already fully reflected in the net equity of the Company, due to its observance of the equity method of accounting.

Additionally, since 100% of the shares issued by Shertis are owned by the Company, there are no shareholders, minority or otherwise, in Shertis, other than the Company. Therefore, exchange ratios and withdrawal rights are inapplicable to such Merger.

The Company presented a request to the Brazilian Securities and Exchange Commission (“CVM”) requiring, due to the characteristics of the transaction (i.e. absence of minority shareholders in the controlled company and, consequently, of exchange ratio or change of the Company’s net equity), the dismissal of the obligations set forth under sections 2 and 12 of CVM Ruling No. 319/99 and the ratification of its understanding that the preparation of the valuation report required under section 264 of Law No. 6,404/76 would not be applicable. CVM issued a favorable opinion on the matter.

The Protocol and Justification and the documents referred herein and under section 3 of CVM Ruling No. 319/99 will be available to the companies’ shareholders at the headquarters of the companies from the date hereof, on the Investor Relations website of the Company (www.gafisa.com.br), as well as on the websites of the CVM and the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”).

São Paulo, September 11, 2014.

André Bergstein
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer